Filed Pursuant to Rule 424(b)(5)

Registration No. 333-229045

AMENDMENT NO. 2 DATED MARCH 25, 2021

To Prospectus Supplement dated November 14, 2019

(To Prospectus dated February 11, 2019)

$3,928,537

HTG Molecular Diagnostics, Inc.

Common Stock

We previously entered into a certain Controlled Equity OfferingSM Sales Agreement, or Sales Agreement, with Cantor Fitzgerald & Co., or Cantor Fitzgerald, relating to shares of our common stock, $0.001 par value per share, offered by a prospectus supplement dated November 14, 2019 (File No. 333-229045) as amended on March 27, 2020, or the Prospectus Supplement, and the accompanying prospectus dated February 11, 2019, or the Prospectus. In accordance with the terms of the Sales Agreement, from time to time we may offer and sell shares of our common stock having an aggregate gross sales price of up to $20.0 million through Cantor Fitzgerald, acting as sales agent, pursuant to the Prospectus Supplement and the Prospectus. As of immediately prior to filing this Amendment No. 2 to Prospectus Supplement, or this Amendment, we have sold 2,013,273 shares of our common stock under the Sales Agreement for an aggregate gross sales price of approximately $14.9 million, which leaves approximately $5.1 million of common stock available under the Sales Agreement. This Amendment further amends the Prospectus Supplement and should be read in conjunction with the Prospectus Supplement and the Prospectus, and is qualified by reference thereto, except to the extent that the information herein amends or supersedes the information contained in the Prospectus Supplement. This Amendment is not complete without, and may only be delivered or utilized in connection with, the Prospectus Supplement and the Prospectus, and any future amendments or supplements thereto.

On March 25, 2020, we became subject to General Instruction I.B.6 of Form S-3, which limits the amounts that we may sell under the registration statement of which the Prospectus Supplement and the Prospectus form a part. The aggregate market value of our common stock held by non-affiliates pursuant to General Instruction I.B.6 of Form S-3 is $48,791,149, which is based on 6,231,309 shares of our outstanding common stock held by non-affiliates on March 24, 2021 and the closing price of our common stock on February 16, 2021 of $7.83 per share. During the 12 calendar months prior to, and including, the date of this Amendment, we have sold 1,720,006 shares of our common stock for an aggregate gross sales price of $12,335,180 pursuant to General Instruction I.B.6 of Form S-3. As a result of the limitations of General Instruction I.B.6, and in accordance with the terms of the Sales Agreement, we are revising the aggregate sales price of the shares of common stock that, as of the date of this Amendment, we may sell pursuant to the Prospectus Supplement and the Prospectus to $3,928,537, which does not include shares having an aggregate sales price of $14.9 million that were sold pursuant to the Prospectus Supplement and the Prospectus to date.

Our common stock is listed on the Nasdaq Capital Market under the symbol “HTGM.”

Investing in our common stock involves risks. You should review carefully the risks factors under the heading “Risk Factors” on page S-5 of the Prospectus Supplement and the risk factors contained or incorporated by reference in the Prospectus Supplement and the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Amendment, the Prospectus Supplement or the Prospectus. Any representation to the contrary is a criminal offense.

Cantor

March 25, 2021